UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)
January 26, 2006

WASHINGTON TRUST BANCORP, INC.

(Exact Name of Registrant as Specified in Charter)

Rhode Island	0-13091	05-0404671
--------------------	-------------------	--------------------
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

23 Broad Street, Westerly, Rhode Island 02891

(Address of Principal Executive Offices) (Zip Code)

Registrant's telephone number, including area code: (401) 348-1200

Former name or address, if changed from last report: N/A

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02 Results of Operations and Financial Condition.

On January 26, 2006, Washington Trust Bancorp, Inc. issued a press release in which it disclosed unaudited financial information related to fourth quarter consolidated earnings. A copy of the press release relating to such announcement, dated January 26, 2006, is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Pursuant to General Instructions B.2 of Form 8-K, this information shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

Item 9.01 Financial Statements and Exhibits.

(c)   Exhibits.

Exhibit No.   Exhibit

99.1   Press Release dated January 26, 2006*

_____

*Filed herewith

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

	WASHINGTON TRUST BANCORP, INC.
Date: January 26, 2006	By: /s/ John C. Warren
	John C. Warren
	Chairman and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.   Exhibit

99.1   Press Release dated January 26, 2006*

_____

* Filed herewith

Exhibit 99.1

[Graphic Omitted]
NASDAQ: WASH

Contact: Elizabeth B. Eckel
       Senior Vice President, Marketing
Telephone: (401) 348-1309
E-mail: ebeckel@washtrust.com
Date: January 26, 2006
FOR IMMEDIATE RELEASE

Washington Trust Posts Record Earnings
Up 12% for Fourth Quarter and 11% for the Year

Westerly, Rhode Island…Washington Trust Bancorp, Inc. (Nasdaq National Market; symbol: WASH), parent company of The Washington Trust Company, today announced fourth quarter 2005 net income of $6.2 million, an increase of 12 percent from the $5.5 million reported for the fourth quarter of 2004. On a per diluted share basis, the Corporation earned 45 cents for the fourth quarter of 2005, up 5 cents, or 12.5 percent, from the 40 cents earned for the same quarter in 2004. Other highlights include:

- Fourth quarter 2005 return on average equity and average assets were 15.63% and 1.03%, respectively, compared to 14.54% and 0.96%, respectively, in 2004.
- Total loans increased 12 percent from December 31, 2004.
- Total deposits up 12 percent from December 31, 2004.
- Asset quality remained strong as nonperforming assets to total assets declined from 0.21% a year ago to 0.10% at December 31, 2005.

Net income for the year ended December 31, 2005 amounted to $23.0 million, an increase of 11 percent from the $20.8 million reported for the same period a year ago. On a per diluted share basis, earnings for the year ended December 31, 2005 were $1.69, up 15 cents from the $1.54 for 2004.

As previously reported, Washington Trust completed its acquisition of Weston Financial Group, Inc. ("Weston Financial") on August 31, 2005. Financial results for the fourth quarter of 2005 include a full quarter of Weston Financial operations for the first time. Results for the year ended December 31, 2005 include the operations of Weston Financial for the period subsequent to August 31, 2005. In addition, one-time expenses associated with the acquisition equivalent to 3 cents per share were recognized in the third quarter of 2005.

-M O R E-

"We had an outstanding quarter and an exceptional year, with record earnings and earnings per share," stated John C. Warren, Washington Trust Chairman and Chief Executive Officer. He continued, "These results illustrate our success at managing our key lines of business and are gratifying considering the highly competitive and challenging interest rate environment in which we operate."

Net interest income for the fourth quarter of 2005 increased $1.3 million, or 9 percent, compared to the fourth quarter a year ago. This increase in net interest income was attributable to the higher amount of loans as a percentage of interest-earning assets and to changes in loan and deposit rates. The net interest margin for the three months ended December 31, 2005 amounted to 2.84%, compared to 2.78% in the third quarter of 2005, and 2.69% in the fourth quarter of 2004.

For the year 2005, net interest income increased $6.2 million, or 11 percent, which reflects a $191.1 million increase in the balance of average interest-earning assets and a 5 basis point increase in the net interest margin.

Excluding net realized gains on securities, noninterest income for the fourth quarter of 2005 amounted to $9.2 million, or 37% of total revenues, compared to $6.6 million, or 31%, for the fourth quarter a year ago. Noninterest income (excluding net realized gains on securities) increased 39 percent over the same quarter a year ago, mainly due to higher revenues from wealth management and trust services. Primarily due to the acquisition of Weston Financial, fourth quarter 2005 revenue from wealth management and trust services increased $2.2 million, or 63.5 percent, over the fourth quarter of 2004. Revenue from wealth management and trust services is largely dependent on the value of assets under administration and is closely tied to the performance of the financial markets. Assets under administration totaled $3.272 billion at December 31, 2005 and included $1.376 billion attributable to Weston Financial. Assets under administration were $1.871 billion at December 31, 2004.

Noninterest income (excluding net realized gains on securities) for the year ended December 31, 2005 increased $3.9 million, or 15 percent, primarily due to the $3.4 million increase in revenues from wealth management and trust services.

- M O R E -

The Corporation recognized net realized gains on securities of $337 thousand and $387 thousand in the fourth quarter of 2005 and 2004, respectively, resulting principally from the Corporation's annual contributions of appreciated equity securities to the Corporation's charitable foundation. The cost of the contributions, included in noninterest expenses, amounted to $522 thousand and $454 thousand in the fourth quarter of 2005 and 2004, respectively.

Noninterest expenses for the fourth quarter of 2005 increased $2.7 million, or 20 percent, over the fourth quarter a year ago. Approximately $1.9 million, or 70 percent, of this increase was attributable to the operating expenses of Weston Financial.

For the year ended December 31, 2005, noninterest expenses totaled $56.4 million, up $6.0 million, or 12 percent, from 2004. Excluding one-time acquisition charges and the operating expenses of Weston Financial, noninterest expenses for year 2005 were up $2.9 million, or 6 percent, over last year, with the largest increase in salaries and employee benefits.

Washington Trust's loan portfolio amounted to $1.402 billion at December 31, 2005, up $152.2 million, or 12 percent, in 2005. Residential real estate loans grew $69.0 million, or 13 percent, during the twelve months of 2005, including an increase of $13.3 million in purchased residential mortgages. Commercial loans, including commercial real estate and construction loans, grew $47.0 million, or 9 percent, from the balance at December 31, 2004. Consumer loans increased $36.2 million, or 16 percent, in 2005, primarily due to growth in home equity lines and loans.

Total securities declined $106.1 million in 2005. The flattening of the yield curve has made reinvestment of maturing balances relatively unattractive during this period. The funds provided by this deleveraging were primarily used to reduce the Federal Home Loan Bank advance borrowing position by $127.4 million. Total deposits amounted to $1.639 billion at December 31, 2005, up $181.4 million, or 12 percent, from the balance at December 31, 2004 with the largest increase in time deposits.

- M O R E -

Asset quality, as measured by the level of nonperforming assets, continued to be strong in 2005. Nonperforming assets (nonaccrual loans and property acquired through foreclosure) totaled $2.4 million, or 0.10% of total assets, at December 31, 2005, compared to $4.7 million, or 0.21%, a year ago. Loan recoveries, net of charge-offs, amounted to $197 thousand in 2005 and $247 thousand in 2004.

The allowance for loan losses was $17.9 million, or 1.28% of total loans, at December 31, 2005, compared to $16.8 million, or 1.34% of total loans, at December 31, 2004. The Corporation's loan loss provision charged to earnings amounted to $300 thousand for the fourth quarter of 2005 and $1.2 million for the year 2005. Comparable amounts for the prior year were $250 thousand for the fourth quarter of 2004 and $610 thousand for the year 2004. The increase in the Corporation's loan loss provision was in response to growth in the loan portfolio.

Total shareholders' equity amounted to $158.4 million at December 31, 2005, compared to $151.9 million at December 31, 2004. Book value per share as of December 31, 2005 and 2004 amounted to $11.86 and $11.44, respectively.

Washington Trust Chairman and Chief Executive Officer, John C. Warren, and David V. Devault, Executive Vice President, Secretary, Treasurer, and Chief Financial Officer, will host a conference call on Thursday, January 26, at 4:30 p.m. (Eastern Time) to discuss the Corporation's fourth quarter results. Access to the call is available in a listen-only mode on Washington Trust's web site, http://investorrelations.washtrust.com. A replay of the call will be posted in this same location on the web site shortly after the conclusion of the call.

Washington Trust Bancorp, Inc. is the parent of The Washington Trust Company, a Rhode Island state-chartered bank founded in 1800. Washington Trust offers personal banking, business banking and wealth management services through its offices in Rhode Island, Massachusetts and southeastern Connecticut. Washington Trust Bancorp, Inc.'s common stock trades on The Nasdaq Stock Market® under the symbol WASH. Investor information is available on the Corporation's web site: www.washtrust.com.

# # #

This report contains certain statements that may be considered "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The Corporation's actual results, performance or achievements could differ materially from those projected in the forward-looking statements as a result, among other factors, of changes in general national or regional economic conditions, changes in interest rates, reductions in the market value of trust and investment assets under management, reductions in loan demand, reductions in deposit levels necessitating increased borrowing to fund loans and investments, changes in loan default and charge-off rates, changes in the size and nature of the Corporation's competition, changes in legislation or regulation and accounting principles, policies and guidelines and changes in the assumptions used in making such forward-looking statements.

Washington Trust Bancorp, Inc. and Subsidiaries
FINANCIAL SUMMARY

(Dollars and shares in thousands, except per share amounts)		Three Months Ended					
		Dec. 31, 2005		Dec. 31, 2004		Sep. 30, 2005	
Operating Results							
Net interest income	$	15,703	$	14,384	$	15,360	
Provision for loan losses		300		250		300	
Net realized gains on securities		337		387		17	
Other noninterest income		9,162		6,587		8,357	
Noninterest expenses		15,766		13,094		14,810	
Income tax expense		2,983		2,516		2,802	
Net income		6,153		5,498		5,822	
Per Share							
Basic earnings	$	0.46	$	0.41	$	0.44	
Diluted earnings	$	0.45	$	0.40	$	0.43	
Dividends declared	$	0.18	$	0.17	$	0.18	
Weighted Average Shares Outstanding							
Basic		13,362.9		13,259.7		13,330.3	
Diluted		13,670.1		13,605.1		13,641.9	
Key Ratios							
Return on average assets		1.03%		0.96%		0.98%	
Return on average equity		15.63%		14.54%		14.75%	
Interest rate spread (taxable equivalent basis)		2.53%		2.42%		2.46%	
Net interest margin (taxable equivalent basis)		2.84%		2.69%		2.78%	
Allowance for Loan Losses							
Balance at beginning of period	$	17,614	$	16,627	$	17,442	
Provision charged to earnings		300		250		300	
Reclassification of allowance on off-balance sheet exposures		-		-		(250)	
Net (charge-offs) recoveries		4		(106)		122	
Balance at end of period	$	17,918	$	16,771	$	17,614	


Washington Trust Bancorp, Inc. and Subsidiaries
FINANCIAL SUMMARY


(Dollars and shares in thousands, except per share amounts)		Twelve Months Ended		
		Dec. 31, 2005		Dec. 31, 2004
Operating Results				
Net interest income	$	60,656	$	54,441
Provision for loan losses		1,200		610
Net realized gains on securities		357		248
Other noninterest income		30,589		26,657
Noninterest expenses		56,393		50,373
Income tax expense		10,985		9,534
Net income		23,024		20,829
Per Share				
Basic earnings	$	1.73	$	1.57
Diluted earnings	$	1.69	$	1.54
Dividends declared	$	0.72	$	0.68
Weighted Average Shares Outstanding				
Basic		13,319.7		13,227.8
Diluted		13,631.2		13,542.7
Key Ratios				
Return on average assets		0.98%		0.97%
Return on average equity		14.80%		14.40%
Interest rate spread (taxable equivalent basis)		2.49%		2.48%
Net interest margin (taxable equivalent basis)		2.79%		2.74%
Allowance for Loan Losses				
Balance at beginning of period	$	16,771	$	15,914
Provision charged to earnings		1,200		610
Reclassification of allowance on off-balance sheet exposures		(250)		-
Loan recoveries, net of charge-offs		197		247
Balance at end of period	$	17,918	$	16,771


Washington Trust Bancorp, Inc. and Subsidiaries
FINANCIAL SUMMARY


(Dollars and shares in thousands, except per share amounts)		Dec. 31, 2005		Sep. 30, 2005		Dec. 31, 2004
Period-End Balance Sheet						
Assets	$	2,402,003	$	2,403,161	$	2,307,820
Total securities		783,941		782,207		890,058
Loans:						
Commercial and other:						
Mortgages		291,292		285,450		266,670
Construction and development		37,190		33,862		29,263
Other		226,252		235,457		211,778
Total commercial and other		554,734		554,769		507,711
Residential real estate:						
Mortgages		565,680		568,675		494,720
Homeowner construction		17,028		16,302		18,975
Total residential real estate		582,708		584,977		513,695
Consumer:						
Home equity lines		161,100		163,727		155,001
Other		103,366		92,639		73,269
Total consumer		264,466		256,366		228,270
Total loans		1,401,908		1,396,112		1,249,676
Deposits:						
Demand deposits		196,102		216,061		189,588
NOW accounts		178,677		186,615		174,727
Money market accounts		223,255		219,982		196,775
Savings accounts		212,499		227,834		251,920
Time deposits		828,725		759,746		644,875
Total deposits		1,639,258		1,610,238		1,457,885
Brokered deposits included in time deposits		200,115		172,598		169,587
Federal Home Loan Bank advances		545,323		577,936		672,748
Shareholders' equity		158,446		157,251		151,852
Capital Ratios						
Tier 1 risk-based capital		9.06%		8.82%		9.15%
Total risk-based capital		10.51%		10.31%		10.72%
Tier 1 leverage ratio		5.45%		5.32%		5.35%
Share Information						
Shares outstanding at end of period		13,361.8		13,347.0		13,269.4
Book value per share	$	11.86	$	11.78	$	11.44
Tangible book value per share	$	7.79	$	7.68	$	9.64
Market value per share	$	26.18	$	27.19	$	29.31
Credit Quality						
Nonaccrual loans	$	2,414	$	1,873	$	4,731
Other real estate owned, net		–		–		4
Nonperforming assets to total assets		0.10%		0.08%		0.21%
Nonaccrual loans to total loans		0.17%		0.13%		0.38%
Allowance for loan losses to nonaccrual loans		742.25%		940.42%		354.49%
Allowance for loan losses to total loans		1.28%		1.26%		1.34%
Assets Under Administration						
Market value	$	3,271,756	$	3,219,011	$	1,870,510


Washington Trust Bancorp, Inc. and Subsidiaries
CONSOLIDATED CONDENSED BALANCE SHEETS


(Dollars in thousands)	(Unaudited) December 31, 2005	December 31, 2004
Assets:		
Cash and due from banks	$ 48,997	$ 34,801
Federal funds sold and other short-term investments	17,166	17,280
Mortgage loans held for sale	439	1,095
Securities:		
Available for sale, at fair value; amortized cost $620,638 in 2005 and $724,209 in 2004	619,234	735,666
Held to maturity, at cost; fair value $162,756 in 2005 and $156,270 in 2004	164,707	154,392
Total securities	783,941	890,058
Federal Home Loan Bank stock, at cost	34,966	34,373
Loans:		
Commercial and other	554,734	507,711
Residential real estate	582,708	513,695
Consumer	264,466	228,270
Total loans	1,401,908	1,249,676
Less allowance for loan losses	17,918	16,771
Net loans	1,383,990	1,232,905
Premises and equipment, net	23,737	24,248
Accrued interest receivable	10,594	9,367
Investment in bank-owned life insurance	30,360	29,249
Goodwill and identifiable intangible assets	54,372	23,900
Other assets	13,441	10,544
Total assets	$ 2,402,003	$ 2,307,820
Liabilities:		
Deposits:		
Demand deposits	$ 196,102	$ 189,588
NOW accounts	178,677	174,727
Money market accounts	223,255	196,775
Savings accounts	212,499	251,920
Time deposits	828,725	644,875
Total deposits	1,639,258	1,457,885
Dividends payable	2,408	2,257
Federal Home Loan Bank advances	545,323	672,748
Junior subordinated debentures	22,681	-
Other borrowings	9,774	3,417
Accrued expenses and other liabilities	24,113	19,661
Total liabilities	2,243,557	2,155,968
Shareholders' Equity:		
Common stock of $.0625 par value; authorized 30 million shares; issued 13,372,295 shares in 2005 and 13,278,685 in 2004	836	830
Paid-in capital	33,676	31,718
Retained earnings	126,735	113,314
Unearned stock-based compensation	(898)	(737)
Accumulated other comprehensive (loss) income	(1,653)	6,937
Treasury stock, at cost; 10,519 shares in 2005 and 9,309 in 2004	(250)	(210)
Total shareholders' equity	158,446	151,852
Total liabilities and shareholders' equity	$ 2,402,003	$ 2,307,820


Washington Trust Bancorp, Inc. and Subsidiaries
CONSOLIDATED STATEMENTS OF INCOME


(Dollars and shares in thousands, except per share amounts)

(Unaudited)

Periods ended December 31,	Three Months 2005	2004	Twelve Months 2005	2004
Interest income:				
Interest and fees on loans	$ 21,592	$ 17,138	$ 78,931	$ 60,828
Interest on securities	8,406	8,683	33,820	33,787
Dividends on corporate stock and Federal Home Loan Bank stock	653	563	2,491	2,105
Interest on federal funds sold and other short-term investments	130	46	451	133
Total interest income	30,781	26,430	115,693	96,853
Interest expense:				
Deposits	9,386	6,490	32,186	22,197
Federal Home Loan Bank advances	5,273	5,538	22,233	20,153
Junior subordinated debentures	334	–	458	–
Other	85	18	160	62
Total interest expense	15,078	12,046	55,037	42,412
Net interest income	15,703	14,384	60,656	54,441
Provision for loan losses	300	250	1,200	610
Net interest income after provision for loan losses	15,403	14,134	59,456	53,831
Noninterest income:				
Wealth management and trust services	5,649	3,455	16,421	13,048
Service charges on deposit accounts	1,165	1,055	4,502	4,483
Merchant processing fees	1,156	924	5,203	4,259
Net gains on loan sales	359	644	1,679	1,901
Net realized gains on securities	337	387	357	248
Income from bank-owned life insurance	277	288	1,110	1,175
Other income	556	221	1,674	1,791
Total noninterest income	9,499	6,974	30,946	26,905
Noninterest expense:				
Salaries and employee benefits	9,030	7,182	32,133	28,816
Net occupancy	977	819	3,460	3,201
Equipment	873	872	3,456	3,267
Merchant processing costs	962	788	4,319	3,534
Advertising and promotion	481	315	1,977	1,748
Outsourced services	460	416	1,723	1,616
Legal, audit and professional fees	475	653	1,900	1,535
Amortization of intangibles	410	161	852	644
Other	2,098	1,888	6,573	6,012
Total noninterest expense	15,766	13,094	56,393	50,373
Income before income taxes	9,136	8,014	34,009	30,363
Income tax expense	2,983	2,516	10,985	9,534
Net income	$ 6,153	$ 5,498	$ 23,024	$ 20,829
Weighted average shares outstanding - basic	13,362.9	13,259.7	13,319.7	13,227.8
Weighted average shares outstanding - diluted	13,670.1	13,605.1	13,631.2	13,542.7
Per share information:				
Basic earnings per share	$ 0.46	$ 0.41	$ 1.73	$ 1.57
Diluted earnings per share	$ 0.45	$ 0.40	$ 1.69	$ 1.54
Cash dividends declared per share	$ 0.18	$ 0.17	$ 0.72	$ 0.68

Washington Trust Bancorp, Inc. and Subsidiaries
CONSOLIDATED AVERAGE BALANCE SHEETS

(Unaudited)

Three months ended December 31,	2005			2004		
(Dollars in thousands)	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate
Assets:						
Residential real estate loans	$ 586,775	$ 7,391	5.00%	$ 513,133	$ 6,359	4.93%
Commercial and other loans	555,746	10,212	7.29%	498,236	8,140	6.50%
Consumer loans	261,424	4,039	6.13%	222,321	2,678	4.79%
Total loans	1,403,945	21,642	6.12%	1,233,690	17,177	5.54%
Federal funds sold and other short-term investments	13,444	130	3.86%	11,022	46	1.70%
Taxable debt securities	736,309	8,131	4.38%	845,307	8,499	4.00%
Nontaxable debt securities	29,235	423	5.75%	18,937	284	5.96%
Corporate stocks and FHLB stock	48,914	738	5.98%	52,397	661	5.02%
Total securities	827,902	9,422	4.52%	927,663	9,490	4.07%
Total interest-earning assets	2,231,847	31,065	5.52%	2,161,353	26,667	4.91%
Non interest-earning assets	153,043			130,382		
Total assets	$ 2,384,890			$ 2,291,735		
Liabilities and Shareholders' Equity:						
NOW accounts	$ 175,235	$ 64	0.15%	$ 172,811	$ 83	0.19%
Money market accounts	228,173	1,485	2.58%	208,203	847	1.62%
Savings deposits	218,043	312	0.57%	255,647	394	0.61%
Time deposits	800,668	7,524	3.73%	628,030	5,167	3.27%
FHLB advances	549,888	5,274	3.80%	653,746	5,538	3.37%
Junior subordinated debentures	22,681	334	5.85%	-	-	-%
Other	7,346	85	4.59%	2,024	17	3.41%
Total interest-bearing liabilities	2,002,034	15,078	2.99%	1,920,461	12,046	2.50%
Demand deposits	202,570			203,162		
Other liabilities	22,857			16,821		
Shareholders' equity	157,429			151,291		
Total liabilities and shareholders' equity	$ 2,384,890			$ 2,291,735		
Net interest income (FTE)		$ 15,987			$ 14,621	
Interest rate spread			2.53%			2.41%
Net interest margin			2.84%			2.69%

Washington Trust Bancorp, Inc. and Subsidiaries
CONSOLIDATED AVERAGE BALANCE SHEETS

(Unaudited)

Twelve months ended December 31,	2005			2004		
(Dollars in thousands)	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate
Assets:						
Residential real estate loans	$ 562,838	$ 27,890	4.96%	$ 450,898	$ 22,737	5.04%
Commercial and other loans	531,434	37,244	7.01%	454,251	29,266	6.44%
Consumer loans	246,959	13,983	5.66%	198,857	8,984	4.52%
Total loans	1,341,231	79,117	5.90%	1,104,006	60,987	5.52%
Federal funds sold and other short-term investments	14,703	451	3.07%	12,371	133	1.08%
Taxable debt securities	783,662	32,934	4.20%	835,091	33,125	3.97%
Nontaxable debt securities	23,329	1,362	5.84%	16,430	1,018	6.20%
Corporate stocks and FHLB stock	50,763	2,858	5.63%	54,706	2,543	4.65%
Total securities	872,457	37,605	4.31%	918,598	36,819	4.01%
Total interest-earning assets	2,213,688	116,722	5.27%	2,022,604	97,806	4.84%
Non interest-earning assets	137,460			126,302		
Total assets	$ 2,351,148			$ 2,148,906		
Liabilities and Shareholders' Equity:						
NOW accounts	$ 176,706	$ 295	0.17%	$ 162,714	$ 341	0.21%
Money market accounts	203,799	4,386	2.15%	152,664	2,205	1.44%
Savings deposits	234,311	1,392	0.59%	257,274	1,581	0.61%
Time deposits	741,456	26,113	3.52%	575,877	18,070	3.14%
FHLB advances	611,177	22,233	3.64%	644,520	20,153	3.13%
Junior subordinated debentures	7,767	458	5.90%	-	-	-%
Other	3,581	160	4.48%	2,014	62	3.10%
Total interest-bearing liabilities	1,978,797	55,037	2.78%	1,795,063	42,412	2.36%
Demand deposits	197,245			193,905		
Other liabilities	19,498			15,281		
Shareholders' equity	155,608			144,657		
Total liabilities and shareholders' equity	$ 2,351,148			$ 2,148,906		
Net interest income (FTE)		$ 61,685			$ 55,394	
Interest rate spread			2.49%			2.48%
Net interest margin			2.79%			2.74%